SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Excerpts of Conference Call Transcript

WIND—Q1 2010 Wind River Systems Earnings Conference Call

EVENT DATE/TIME: JUN. 04. 2009 / 5:00PM ET

CORPORATE PARTICIPANTS

AnneMarie McCauley, Wind River Systems—VP IR

Ian Halifax, Wind River Systems—SVP, CFO

Ken Klein, Wind River Systems—Chairman of the Board, President, CEO

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to Wind River’s Q1 fiscal year 2010 earnings conference call. (Operator Instructions). Thank you, Ms. McCauley, you may begin.

AnneMarie McCauley —Wind River Systems—VP IR

Thank you, Sharday. Good afternoon, and welcome to Wind River’s Q1 fiscal 2010 conference call. Joining me today is Ken Klein, our Chairman, CEO and President, and Ian Halifax, our CFO.

Before we start, I would like to remind you that this call is being webcast. The webcast and a first quarter update presentation can be accessed on the Wind River’s investor relations website at www.wind river.com. A replay will also be available shortly after the conclusion of the call, and will remain available for approximately one year.

During today’s prepared remarks we will discuss our first quarter financial results, and today’s announcement that Intel has entered into a definitive agreement to acquire Wind River. We will not be hosting a question-and-answer session, nor providing financial outlook on today’s call.

The purpose of this call is to provide you with information regarding Q1 FY 2010. However, some of our comments will include forward-looking statements, such as statements regarding the execution of our definitive agreement to be acquired by Intel, and the completion of the transaction, potential design wins or market opportunities, expected business or market development, and expected new products or product features, or the benefit of new products.

These forward-looking statements are based on certain assumptions, and are subject to a number of risks and uncertainties. Actual future results may vary materially. I encourage you to read the risk factors described in the Company’s annual report on Form 10K for the fiscal year ended January 31, 2009, as well as other reports filed with the SEC after that date, including our Form 8K filed today.

[omitted text]

Finally, please note that under the agreement with Intel, a tender offer for the outstanding shares of the common stock of Wind River is planned but has not yet commenced. Once commenced, there will be documents filed with the SEC and made available to our stockholders by Intel for the tender offer, and by Wind River with respect to a solicitation or recommendation of the offer. These documents will contain important information that should be read carefully before any decision is made with respect to the tender offer.

[omitted text]

Ken Klein —Wind River Systems—Chairman of the Board, President, CEO

Thank you, Ian, and good afternoon, everyone.

I’m pleased to share with you today what I believe to be the most exciting news in Wind River’s 28 year history. This morning it was announced that Intel, the number one semiconductor company in the world, has entered into a definitive agreement to acquire Wind River.

Under the terms of the agreement, Intel will acquire all outstanding Wind River common stock for $11.50 per share in cash, or approximately $884 million in the aggregate. This represents a 44% premium over yesterday’s closing price. The acquisition is expected to close this summer, subject to typical regulatory approvals and other conditions specified in the definitive agreement.

Further details will be made available when the definitive agreement is filed in the next day or so, and when Intel files its tender offer statement and Wind River files its recommendation statement. Upon completion of the acquisition, Wind River will become a wholly owned subsidiary of Intel, reporting into Intel’s software and services group headed by Renee James.

Let me tell you why we believe this deal makes business sense for both companies. Intel is targeting significant growth in two strategic market segments. Number one, embedded. Aerospace and defense, telecom, industrial, medical, energy, transportation and automotive.

And number two, mobile, encompassing smart phones, mobile internet devices and other consumer electronics devices. Intel has made significant investments in chips for these two markets, including Adam, Nehalem and others. It has become clear over the past 12 to 24 months that customers carefully consider both hardware and software when they evaluate any Silicon company’s parts. Simply put, hardware is viewed as necessary but no longer sufficient for a total solution.

It is Intel’s belief that we can significantly help them reach their growth target in these markets in two ways. It is expected that we will help them accelerate hardware sales, ensuring that deeply integrated and optimized Wind River software will be available for their silicon, and that we will be able to help Intel create a growing software based revenue stream. In the process, we expect to be able to transform SSG to a profit center.

Let me tell you why this makes sense for Wind River. It is expected that we will have the ability to dramatically increase our reach in revenues. And we will be able to sell Intel software products, including some highly differentiated tools offerings. We will maintain our committment to providing multi-OF solutions on multiple architectures, including Power PC, ARM and MIPS. We have proven and will continue to prove that we can deliver world class solutions on multiple hardware architectures without compromising the strict confidentiality and trust that we have built with our partners.

Why now? Our two companies have partnered together for a long time. And the closer we worked together, the more it became apparent that we have similarly innovative and passionate employees, mutual growth goals and philosophies. Together, it makes it even easier to tightly integrate Intel’s great hardware with our software, combined with our global services and support, and take advantage of the Intel technology investment, employee base, global sales force and brand, creating even more compelling sales propositions.

As I mentioned earlier, upon completion of the acquisition, Wind River will be run as a stand alone business, an wholly owned subsidiary reporting into Intel’s software and services group, or SSG. SSG is a 3,500 person software organization inside of Intel.

We will maintain our own brand, culture and identity, but will be embedded in a strong and exciting company. Throughout our discussions, Intel repeatedly reiterated the importance of the breadth of our product line and services capabilities, including VxWorks, Linux, tools, testing, support and professional services. They are excited about our legacy, experience and progress in all of our target vertical markets.

It is expected that the entire executive staff, including me as President of Wind River, will remain in place. As with any transaction of this size, it is expected that some minimal number of positions will unfortunately be eliminated. Beyond that, I do not expect to make major changes to our product division structure, engineering, marketing, sales, support or services.

In summary, we believe the combination of Intel and Wind River strengths will be of great benefit to our existing and future customers. We remain committed to continuing to develop innovative commercial grade software platforms across multiple hardware architectures, and delivering the same world class support to which our customers have grown accustomed.

And finally, I’m thankful to the Wind River team for building a great and valuable company. And we look forward to the opportunity to continue our business under the auspices of a great company like Intel. This concludes our comments for today, thank you for joining us.

Operator

This concludes today’s conference call. You may now disconnect.

# # #

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer or merger; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.